SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2003

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

NET SERVIÇOS DE COMUNICAÇÃO S.A.

CORPORATE TAX ID (CNPJ) # 00.108.786/0001-65
NIRE # 35.300.177.240

PUBLICLY HELD COMPANY

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

Venue, time and date:	At the Company headquarters, located at 1356 Verbo Divino Street, 1st floor, Chácara Santo Antônio, in the city of São Paulo, SP, at 10:00 (Brazilian time) on May 20th, 2003.

Attendance:	The members of the Board of Directors, being the necessary quorum, whose signatures are below in these minutes, as well as the members of the Company’s Executive Office.

Meeting Board:	Ronnie V. Moreira – Chairman. André Müller Borges – Secretary.

Agenda & Decisions:	Board members took notice of the departure of Mr. Marco Aurélio dos Anjos Ferreira from his position and elected as Statutory Director Mr. JOSÉ ANTÔNIO GUARALDI FÉLIX, Brazilian, engineer, married, bearer of the Identification Register # 30.233.312-04 –SSP/RS and enrolled under Tax Authority Enrollment Number (CPF) # 140.448.620-87, resident and domiciled in the city of São Paulo – State of São Paulo, and with his business address at 1356 Verbo Divino Street, 1st floor, São Paulo, SP, who was present at this meeting and declared that he was not being charged for any crimes or suffered any circumstance provided by law which may prevent him from exercising merchant activities, taking office by signing of the Commitment of Undertaking, in the proper book, for a biannual mandate, from 2003 until 2005, until the election of his successor during the year of 2005. Mr. José Antônio Guaraldi Félix continues with his position as the Company’s Chief Operating Officer.

Closing:	After the agenda was completed, the meeting was ended; the minutes were recorded, then read, approved and signed by the attending Members of the Board of Directors.

Signatures :	Ronnie Vaz Moreira, Stefan Alexander, Rossana Fontenele Berto, Guilherme Perboyre Cavalcanti, Jorge Eduardo Martins Moraes, Rômulo de Mello Dias e Ricardo Luiz Koetz Bernardes.

I certify that this is a free translation of the original minutes drawn up in the Company’s records.

São Paulo May 20th, 2003.

André Müller Borges
Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 7, 2003

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Leonardo Porciúncula Gomes Pereira Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.